                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 2000


                                       OR


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE   SECURITIES
         EXCHANGE ACT OF 1934
         For the transition period from ________________ to ________________.


                         Commission File No.: 000-12954


         A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                           Cadmus Thrift Savings Plan



         B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                        Cadmus Communications Corporation
                         1801 Bayberry Court, Suite 200
                            Richmond, Virginia 23226

                             REQUIRED INFORMATION

         The following financial statements are furnished for the Cadmus Thrift Savings Plan:



                    Reports of Independent Public Accountants

   Statements of Net Assets Available for Plan Benefits - Modified Cash Basis
                        as of December 31, 2000 and 1999

              Statement of Changes in Net Assets Available for Plan
                         Benefits - Modified Cash Basis
                      for the Year Ended December 31, 2000

      Notes to Financial Statements and Schedule December 31, 2000 and 1999

      Schedule of Assets Held for Investment Purposes - Modified Cash Basis
                             as of December 31, 2000

                   Consents of Independent Public Accountants

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          CADMUS THRIFT SAVINGS PLAN
                                          Cadmus Communications Corporation
                                          (As Plan Administrator)


     June 26, 2001                        By: /s/  David E. Bosher
-----------------------                       ----------------------
         (Date)                                  David E. Bosher
                                                 Sr. Vice President, Chief
                                                 Financial Officer
                                                   and Treasurer

                           CADMUS THRIFT SAVINGS PLAN


                              Financial Statements


                           December 31, 2000 and 1999

                           CADMUS THRIFT SAVINGS PLAN


                                Table of Contents



                                                                                                Page
Reports of Independent Accountants                                                               1-2


Financial Statements:
     Statements of Net Assets Available for Benefits - Modified Cash Basis                        3
     Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis              4
     Notes to Financial Statements                                                               5-9



Supplemental Information:
     Schedule of Assets Held for Investment Purposes - Modified Cash Basis at
      December 31, 2000                                                                          10


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
  Cadmus Thrift Savings Plan:

         We have audited the accompanying statement of net assets available for benefits - modified cash basis of the Cadmus Thrift Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits - modified cash basis for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cadmus Thrift Savings Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year then ended, on the modified cash basis of accounting as described in Note 2.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia
June 15, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator and Participants of
  Cadmus Thrift Savings Plan:

         We have audited the accompanying statement of net assets available for plan benefits - modified cash basis, of the Cadmus Thrift Savings Plan (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         As described in Note 2, this financial statement was prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

         In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999, on the modified cash basis of accounting as described in Note 2.




                                                 /s/ Arthur Andersen LLP


Richmond, Virginia
June 20, 2000

                           CADMUS THRIFT SAVINGS PLAN

                Statements of Net Assets Available for Benefits -
                               Modified Cash Basis
                           December 31, 2000 and 1999


      Assets                                                                       2000                1999
      ------                                                                       ----                ----
 Investments, at fair value                                                      $ 88,511,495    $ 95,047,464
 Participant loans                                                                  3,123,362       2,696,495
                                                                                 ------------    ------------
      Net assets available for benefits                                          $ 91,634,857    $ 97,743,959
                                                                                 ============    ============


See accompanying notes to financial statements.

                           CADMUS THRIFT SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits -
                               Modified Cash Basis
                      For the Year Ended December 31, 2000


 Additions:
     Additions to net assets attributed to:
         Investment income:
         Interest and dividends                                                $  6,665,128
         Net depreciation in the fair value of investments                       (6,110,312)
                                                                          -----------------
                  Total investment income                                           554,816
                                                                          -----------------
         Contributions:
              Employer                                                            1,305,555
              Participants                                                        4,655,396
              Rollovers                                                             467,939
                                                                          -----------------
                  Total contributions                                             6,428,890
                                                                          -----------------
                  Total additions                                                 6,983,706
                                                                          -----------------

 Deductions:
     Benefits paid to participants                                               12,983,663
     Fiduciary and investment manager fees                                          109,145
                                                                          -----------------
                  Total deductions                                               13,092,808
                                                                          -----------------

                  Net decrease                                                   (6,109,102)
                                                                          ------------------

 Net assets available for benefits:
     Beginning of year                                                           97,743,959
                                                                          -----------------

     End of year                                                               $ 91,634,857
                                                                          =================


See accompanying notes to financial statements.

                           CADMUS THRIFT SAVINGS PLAN

                          Notes to Financial Statements



1.       Description of Plan:

         The following description of the Cadmus Thrift Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General: The Plan is a defined contribution plan covering substantially all employees of Cadmus Communications Corporation and its subsidiaries (the "Company") who have attained age 18 and have completed one month of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Plan Administration: Overall responsibility for administering the Plan rests with the Benefits and Investment Committee
         (the "Committee") of the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is trustee for the Plan.

         Contributions: The Plan provides for participant contributions of up to 18% of annual compensation, as defined in the Plan. The Company will make a quarterly matching contribution out of its profits in an amount equal to 25% of participant contributions, based on the lesser of each participant's contribution or 6% of the participant's compensation. The Company may make discretionary matching contributions as determined annually by its Board of Directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions are subject to certain limitations.

         Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants' accounts are used to reduce future Company contributions or to pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting: Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company matching contributions, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

                           CADMUS THRIFT SAVINGS PLAN

1.       Description of Plan, continued:

         Payment of Benefits: Distribution of the vested portion of a participant's account will occur upon the participant's termination of service, retirement, death, or disability, as defined in the Plan. A participant is entitled to receive a lump-sum payment or an annuity paid in semi-annual installments for up to five years or, in certain cases, for life.

         Investment Options: Upon enrollment in the Plan, participants may direct the trustee as to the investment of their account balances into nine investment options offered by the Plan. The Plan currently offers one common/collective trust, seven mutual funds, and one fund investing in Cadmus Communications Corporation common stock as investment options for participants. Participants may change their investment elections at any time.

         Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, unless the proceeds are used to acquire a principal residence. Only one loan per participant may be outstanding at any time. The loans are secured by the vested balance in the participant's account and bear interest at a fixed rate equal to The Wall Street Journal's prime rate at the time of the borrowing plus 1.5%. Principal and interest are paid ratably through payroll deductions.

2.       Summary of Significant Accounting Policies:

         Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting. Investments are adjusted to fair value, while contributions and expenses are recognized as cash is received or paid. Receivables, payables, and accrued expenses are not reflected.

         Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in Cadmus common stock and mutual funds are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits - modified cash basis as net appreciation (depreciation) in fair value of investments. Participant loans are valued at cost, which approximates fair value.

         The Stable Value Common Trust Fund is valued at contract value, which approximates fair value. The average yields for the Stable Value Fund were 6.0% and 5.8% for the years ended December 31, 2000 and 1999, respectively. As of December 31, 2000 and 1999, the interest rates for the Stable Value Common Trust Fund ranged from 5.88% to 7.83%.

         Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the modified cash basis.

                           CADMUS THRIFT SAVINGS PLAN

2.       Summary of Significant Accounting Policies, continued:

         Payment of Benefits:  Benefits are recorded when paid.

         Use of Estimates: The preparation of financial statements in conformity with the modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

         Change in Presentation: On August 25, 1999, the Financial Accounting Standards Board approved for issuance Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (the "SOP"). This SOP became effective for years ending after December 15, 1999. The primary effect of this SOP on the accompanying financial statements was the elimination of the presentation of separate transactions and balances by investment option for participant-directed investments. The SOP was adopted for the 1999 financial statements and, as such, the 2000 and 1999 financial statements have eliminated the participant directed fund investment program disclosures.

3.       Investments:

         Investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                           2000                   1999
                                                           ----                   ----
           T. Rowe Price:
             Balanced Fund                          $      26,837,804    $       28,791,758
             Stable Value Common Trust Fund                15,805,533            17,604,577
             Growth Stock Fund                             13,810,768            14,866,011
             Equity Index Fund                             15,339,384            18,853,963
             Small-Cap Value Fund                           4,932,498                    *

         *Represents less than 5% of net assets.

         During 2000, the Plan's investments appreciated (depreciated) in fair value as follows:

           Mutual funds                            $(6,298,064)
           Common stock                                187,752
                                             -----------------
                     Net depreciation              $(6,110,312)
                                             ==================

                           CADMUS THRIFT SAVINGS PLAN

4.       Administrative Expenses:

         Administrative expenses of the Plan are paid jointly by the Company and participants. All investment advisory fees are paid by the Plan and are reduced by applicable forfeitures. Each participant is charged a quarterly fee of $5.00 to be applied to the Plan's administrative expenses. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.       Tax Status:

         The Internal Revenue Service has determined, by a letter dated January 17, 1996, that the Plan, as amended, was designed in compliance with the applicable requirements of the Internal Revenue Code (the "Code"), and therefore, the related trust was exempt from taxation. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and that the Plan is qualified and the related trust is tax-exempt.

6.       Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.       Related-Party Transactions:

         The Plan invests in a number of T. Rowe Price mutual funds, a T. Rowe Price Common/ Collective trust, and Cadmus Communications Corporation common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedule.

8.       Reconciliation to Form 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as filed by the Company as of December 31:

                                                                              2000            1999
                                                                              ----            ----
              Net assets available for benefits per the
               financial statements                                         $91,634,857     $97,743,959
              Contributions receivable                                        1,059,882       1,233,715
              Accrued benefits payable                                          (89,487)       (101,979)
              Accrued expenses                                                  (17,645)        (31,210)
                                                                          -------------  --------------
              Net assets available for benefits per the
               Form 5500                                                    $92,587,607     $98,844,485
                                                                          =============  ==============

                           CADMUS THRIFT SAVINGS PLAN

         The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the years ended December 31, 2000:

              Additions to net assets per the financial statements                             $6,983,706
              Contributions receivable, net                                                      (173,833)
                                                                                              -----------

              Additions to net assets per the Form 5500                                        $6,809,873
                                                                                              ===========

         The following is a reconciliation of deductions from net assets per the financial statements to the Form 5500 for the years ended December 31, 2000:

              Deductions from net assets per the financial statements                         $13,092,808
              Accrued benefits payable, net                                                       (12,492)
              Accrued expenses, net                                                               (13,565)
                                                                                              -----------

              Deductions from net assets per the Form 5500                                    $13,066,751
                                                                                              ===========

9.       Subsequent Event:

         Effective January 1, 2001, the Mack Printing Company Thrift Plan was merged into the Plan. Assets from the Mack Printing Company Thrift Plan were transferred to the Plan's trustee, T. Rowe Price.

                           CADMUS THRIFT SAVINGS PLAN

                            EIN: 54-1274108 Plan-003


                           Schedule of Assets Held for
                    Investment Purposes - Modified Cash Basis
                              At December 31, 2000



                                                                                                       Current
Description of Investment                                      Type of Investment                       Value
-------------------------                                      ------------------                       -----
 T. Rowe Price:*
   Balanced Fund                                                   Mutual fund                         $26,837,804
   Stable Value Common Trust Fund                            Common/Collective trust                    15,805,533
   Growth Stock Fund                                               Mutual fund                          13,810,768
   Equity Index Fund                                               Mutual fund                          15,339,384
   Small-Cap Value Fund                                            Mutual fund                           4,932,498
   International Stock Fund                                        Mutual fund                           3,155,920
   Reserve Fund                                                    Mutual fund                             206,437
   New Horizons Fund                                               Mutual fund                           4,303,529
   U.S. Treasury Intermediate Fund                                 Mutual fund                           2,282,129
 Cadmus Communications Corporation*                       Common stock (282,817 shares)                  1,837,493
 Participant loans                                 Interest rates ranging from 9.25% to 11.0%            3,123,362
                                                                                                     -------------
                                                                                                       $91,634,857
                                                                                                     =============


"Cost" is not required as all investments are participant directed.

* Indicates a party-in-interest to the Plan.

See accompanying notes to financial statements.